April 5, 2010

VIA EDGAR AND OVERNIGHT MAIL

Robert W. Errett, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Online Tele-Solutions Inc.
Registration Statement on Form S-1
Filed October 29, 2009
File No. 333-162730 (the “Registration Statement”)

Dear Mr. Errett:

We are counsel to Online Tele-Solutions Inc. (“Online,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated November 25, 2009, relating to the above-captioned registration statement.  Further, we have amended the Registration Statement to include audited financial statements for the fiscal year ended January 31, 2010. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.
Please delete the parenthetical terms from the first paragraph since the meanings of the terms are clear from the context in which they are used. In addition, please revise your summary to include all material information and delete your reference to certain highlighted information.

The requested changes have been made.  The Company believes that all material information is included in the summary. Please see page 1 in Amendment No. 1.

Mr. Robert W. Errett
Securities and Exchange Commission

Risk Factors, page 3

2.
You state in the second risk factor on page four that selling to small businesses can be more difficult than selling to and retaining large enterprises because, in part, small businesses “have high churn rates in part because of the nature of their business.”  Please define “high churn rates” as you use it in this context and why this makes it difficult to retain small businesses.

The requested change has been made.  Please see page 4 in Amendment No. 1.

Selling Stockholders, page 12

3.
Please clarify in the footnotes to your Selling Stockholders table, if true, that Mr. and Mr. Valencia own a total of 40,000 shares between them and that Lee Wai Kay and Marina Returco Lee own a total of 40,000 shares between them.

The requested change has been made.  Please see page 14  in Amendment No. 1.

4.
On page 13 you state that none of the selling stockholders at any time in the past three years has had a material relationship with your or any of your affiliates.  In light of the fact that Yolanda B. Ordenain is the wife of Owen A. Orendain and Own A. Orendain is a director and a 25% shareholder, please revise your statement or tell us why it is not appropriate for you to do so.

The requested change has been made.  Please see page 13 in Amendment No. 1.

Plan of Distribution, page 14

5.	In this section, please discuss or reference the “penny stock” restrictions on your shares.

The requested change has been made.  Please see page 16 in Amendment No. 1.

Our Business, page 19
Market Opportunity, page 19

6.
Please revise this section and your prospectus, as appropriate, to explain what you mean by a “hosted software solution.”  For example, please clarify if you intend to staff a call center and use your software or if your customers will use your software on their machines and then access, through your software and the internet, the information that is stored on your servers.

The requested change has been made.  Please see page 20 in Amendment No. 1.

Mr. Robert W. Errett
Securities and Exchange Commission

Products and Services, page 20

7.
We note your reference that Salesforce.com is one of your competitors.  Given your size and operating history, it appears inappropriate for you to refer to Salesforce.com as your competitor.  Therefore, please delete your references to Salesforce.com in this section or tell us why it would not be appropriate for you to do so.  Also, please make similar revisions to your Competition section beginning on page 23 with respect to Salesforce.com and the other entities you identify in that section.  In this regard, please clearly state your competitive positioning the market.  See Item 101(c)()x) of Regulation S-K.

The Company has deleted references to Salesforce.com as its competitor.

8.
You state that you will target small and medium sized call centers and companies seeking to deploy their own internal call center.  Also, in your “Competition” section you state that you will target the lower and middle range of the market and this will allow you to provide a full integrated solution at a lower cost than your competitors. Please provide your definition of a small or medium-sized call center or business and what you define as the lower and middle range of the market.  For example, please state if you define small or medium sized businesses by revenues, the number of calls they handle daily, the number of representatives in their call center or some other criteria.  Also, please discuss how targeting this range of the market will allow you to provide a full integrated solution at a lower cost than your competitors.  Please also revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section and your Competition section, as appropriate, in response to this comment.

The requested change has been made.  Please see pages 20 and 24 in Amendment No. 1.

Subscriber Portal, page 21

9.	You state in the final sentence of the first paragraph on page 21 that “[o]our product will be developed in modular fashion.” Please explain what you mean by “developed in a modular fashion.”

The requested change has been made.  Please see page 21 in Amendment No. 1.

Product Development Timeline, page 22

Hiring of Contractor for Software Development, page 22

10.
We note your statement that you have had discussions with several prospective software developers regarding the development of your product and that you intend to hire a developer by the end of 2009.  Please state how you identified these developers and please state what factors you will consider in determining what developers you will use.  Also, please revise to discuss the material terms you intend to include in your agreement with the software developer.  If you have a form of this agreement, please file it as an exhibit to your registration statement.

The requested change has been made.  Please see page 22 in Amendment No. 1. Please note that the Company has not entered into an agreement with the software developer.

Mr. Robert W. Errett
Securities and Exchange Commission

Evaluation, page 22

11.	Please state what you mean that you will develop a “high-level requirement list.”

The Company has deleted the phrase “high-level” from this statement.  See page 22 of Amendment No. 1.

Fees and Payment Method, page 23

12.	Please define “per user station” as used in this context.

The Company has revised this phrase as requested. See page 23 of Amendment No. 1.

13.
Please discuss the perceived impact, if any, on your ability to gain customers and create revenues in view of your intent to initially block calls outside Canada and the United States.  In this regard, please briefly discuss the circumstances under which you would allow calls outside Canada and the United States. Further, clarify whether you will be blocking calls originating outside Canada and the United States or calls placed to numbers outside the U.S. or Canada or both.

The requested change has been made.  Please see page 23 in Amendment No. 1.

Competition and Competitive Strategy, page 23

14.	Please clarify in this section or in another appropriate place in your Business section the difference between a hosted CRM service versus a hosted CRM/call center solution.

The Company has revised this phrase as requested. See page 23 of Amendment No. 1.

Sales Revenue, page 25

15.
We note your statement that your directors have already identified a number of prospective resellers.  Please state how your directors identified their resellers and please state what factors you will consider in determining what resellers you will use.  Also, please discuss the material terms you intend to include in your agreement with the resellers including how you will compensate the resellers such as by commission or a flat fee.  If you have a form of reseller agreement you intend to use, please file it as an exhibit to your registration statement.

The requested change has been made.  Please see page 26 in Amendment No. 1.  Please note that the Company does not currently have a form of reseller agreement it intends to use.

Certain Relationships and Related Transactions, page 30

16.	Please discuss briefly why the stock issued to Mr. Abelanes was transferred to Mr. Orendain, your director, on October 23, 2009, and the material terms underlying the transfer.

The requested change has been made.  Please see page 30 in Amendment No. 1.

Mr. Robert W. Errett
Securities and Exchange Commission

Security Ownership of Certain Beneficial Owners and Management, page 30

17.
We note that your Security Ownership of Certain Beneficial Owners and Management table indicates that all officers and directors as a group beneficially own 1,500,000 shares.  However, your table indicates that Mr. Orendain, your director, beneficially owns 770,000 shares and Mr. Tolentino, your President, owns 750,000 shares, which equals 1.520,000 shares.   Please revise your table accordingly or advise why it is not appropriate for you to do so.

The table has been revised to correct the mathematical error.  Please see page 30 in Amendment No. 1.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 32
Activities to Date, age 33

18.	Please expand your discussion to describe the “extensive market research” that your directors have conducted with respect to this business opportunity.

The requested change has been made.  Please see page 33 in Amendment No. 1.

Liquidity and Capital Resources, page 34

19.
Please disclose how you expect to finance the difference between cash and other prepaid amounts on hand at July 31, 2009 and budgeted expenses over the next twelve months, as disclosed on page 33.  In this regard, we note your disclosure on page 34 that you believe your current funding will allow you to complete development of your website, implement your marketing plan and remain in business for twelve months.

The requested change has been made.  Please see page 34 in Amendment No. 1.

Where you can get More Information, page 35

20.
Please revise your disclosure to indicate that you will be required to file reports with us upon effectiveness of your registration statement and the type of reports will.  Please see Item 101(b)(5)(ii) of Regulation S-K.

The requested change has been made.  Please see page 36 in Amendment No. 1. Please also note that the requested disclosure is contained on page 27 under the heading “Reports to Stockholders.”

Financial Statements for Fiscal Year Ended January 31, 2009

21.	Please note the updating requirements of Rule 8-08 of Regulation S-X to the extent applicable in your next amendment.

The Company notes the updating requirements, and has included audited financial statements for the fiscal year ended January 31, 2010 in Amendment No. 1.

Mr. Robert W. Errett
Securities and Exchange Commission

Note 7 – Related Party Transaction, page F-10

22.
Please disclose that the financial statements do not include compensation charges for services donated by the sole officer of your company and quantify the fair value of the donated services.  Refer to paragraph 2 of SFAS 57 (ASC 850-10-50-1).

A Related Party Transaction footnote has been added that discloses that the financial statements do not include compensation charges for services donated by the sole officer and quantifies the fair value of the donated services. Please see page F-11 in Amendment No. 1.

23.
Reference is made to the disclosure on page 27 that your sole officer provides you with primary office space free of charge for at least the next twelve months.  Please disclose this related party arrangement in the notes to your financial statements.  Refer to paragraph 2 of SFAS 57 (ASC 850-10-50-1).  Please also tell us why you have not recorded the fair value of the donated space as an expense with a corresponding credit to paid-in capital.  Refer to SAB Topic S.T. (ASC 225-10-S99-4).

This related party arrangement has been disclosed in the notes to our financial statements and we have also disclosed that the fair value of this amount was nominal and not recorded as an expense. Please see page F-11 in Amendment No. 1.

Interim Financial Statements for Fiscal Period Ended July 31, 2009
Balance Sheet, page F-11

24.
Please tell us why the $15,000 deposit towards the development of your website is classified as a current asset. Refer to Chapter 3 Section A of ARB 43 (ASC 205-10-45-1 through 45-4) which provides that assets that are designated for expenditure in the acquisition of noncurrent assets should be classified as non-current.

The Company has removed its interim financial statements for the fiscal period ended July 31, 200 and instead has included its audited financial statements for the fiscal year ended January 31, 2010.  With regards to the $15,000 deposit it has been reclassified to a noncurrent asset.

Mr. Robert W. Errett
Securities and Exchange Commission

Item 14. Indemnification of Directors and Officers, page II-1

25.
We note that you state the general effect of the Nevada Revised Statutes as it relates to immunity from liability for your directors.  Please revise this discussion to discuss the effect of the Nevada Revised Statutes as it relates to the indemnification of both your directors and your officers for liability that they may incur in their respective capacities. Also, please tell us if you meant to use the word “immunity” or if you meant “indemnification.”  We also note that you identify several areas that are “excepted from immunity.”  Please clarify if the Nevada Revised Statutes or your Articles of Incorporation provide these exceptions.

In response to your comment, the Company has replaced the terms “immunity” with “indenmification” to maintain consistency with the Nevada Revised Statutes as well as the Company’s Articles of Incorporation and By-laws.  Additionally, we respectfully note that, while the Company’s Articles of Incorporation andBy-laws are unlimited in terms of the indemnification provided to the Company’s officers and directors, case law passed by the Nevada courts to date indicate that such indemnification may be limited by contract between the Company and its officers and directo, and such indemnification do not encompass circumstances in which such directors or officers are (i) in willful violation of its duties to the Company; (ii) in violation of criminal law; (iii) involved in a transaction from which such director or officer derived an impersonal profit; or (iv) engaged in wilfull misconduct.  These exceptions to the indemnification provided to the Company’s officers and directors are discussed in page II-1 of Amendment No. 1.

Signatures, page II-1

26.
Please revise your S-1 to include the proper conformed signatures.  In this regard, please identify below the signature of Mario Jakiri Tolentino if, in his individual capacity, he is signing as your principal executive, financial and accounting officer.

The requested change has been made.  Please see page II-4 in Amendment No. 1.

Exhibit 5

27.
We note the opinion references an aggregate of 720,000 shares.  Please revise to confirm to the amount of securities being registered.  We also note that the opinion expands the usual statement, whereby counsel does not admit to being an expert as defined in Section 7 of the Securities Act of 1933 to also include Section 11.  Please revise or advise us of the reason(s) for including Section 11.

The first paragraph of the opinion has been revised to correct the amount of securities being registered.  With respect to the last paragraph, we include this language to make clear that we do not consent to being named an expert in the registration statement for purposes of Section 11.  We respectfully note that we believe this language is appropriate, and that we have included this language in several opinions we have issued in the past in connection with registration statements filed by our clients, and that such language has been accepted by the Commission without objection.

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Mr. Robert W. Errett
Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Online Tele-Solutions Inc.